EX-99.4 (a)(1)(iv)

ANISE, L.L.C.
1001 Walnut, Kansas City, MO 64106 ~ (816) 877-0892

January 16, 2008

TO: Our Fellow Boston Financial Qualified Housing Tax Credits L.P. IV Limited Partners

We have previously sent you our offer to purchase your units for $200 per unit and we are still interested in buying.

The price offered for the units is $200 in CASH, less any distributions made after the original date of our Offer and any transfer fees charged by the Partnership.  $200 PER UNIT IS THE SAME AMOUNT ASTHE GENERAL PARTNER'S BEST ESTIMATE OF LIQUIDATION VALUE, WHICH YOU CAN OBTAIN NOW BY TENDERING, AS OPPOSED TO WAITING POTENTIALLY YEARS FOR THE GENERAL PARTNER TO LIQUIDATE THE PARTNERSHIP’S ASSETS.

NOW IS THE TIME TO SELL.  Over the past few years, we believe our efforts and the efforts of other limited partners like Everest Housing Investors 2, LP (“Everest”) have caused the current General Partner, MMA Financial (MMA), to report many of their self-dealing arrangements with YOUR PARTNERSHIP CASH that MMA would never otherwise have disclosed without the threat of us and other limited partners taking action against MMA.  Examples of MMA’s self-dealing and selective disclosure of affiliate relationships include:

•
MMA reported the “banking arrangement” in which MMA’s affiliates had profited to the tune of $428,533 from below market interest rates received by your PARTNERSHIP on cash deposits (which amount was so large due to MMA’s decision some time ago to increase the cash reserves by over 600%, as opposed to distributing such excessive cash reserves directly to you).

•
MMA’s failure to disclose a few years ago an affiliate arrangement with a local limited partnership and the fee the affiliate could receive in connection with a proposed sale of the property held by the local limited partnership.

Do you really think MMA would have self-reported these items if we and other limited partners had not been using aggressive tactics to force MMA to do what is in the best interest of you—the limited partners—as opposed to MMA’s best interest?  More importantly, if Everest is unsuccessful in its solicitation to remove MMA as the general partner and we and other similarly situated limited partners no longer spend personal funds to coerce MMA to act in the best interest of the limited partners, do you really think it won’t be “BUSINESS AS USUAL” for MMA?

Assuming the offer is not over subscribed, limited partners who sell all of their units will also eliminate the need to file Form K-1 information for the Partnership with their federal tax returns for years after the Partnership's confirmation of the transfer of units.

We urge you to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

The offer is scheduled to expire on January 25, 2008. For answers to any questions you might have regarding these materials or our offer, or assistance in obtaining a copy of the offer materials or the procedures for accepting our offer and tendering your Units, please contact us at (816) 877-0892.

Very truly yours,

Anise, L.L.C.

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